SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                             Dated November 24, 2004

                            REGISTRATION NO. 0-32359

                                MERIDIAN CO., LTD.
                             ------------------------


      4F, Heungseong Bldg., 197-3, Jamsil-Dong, Songpa-Gu, Seoul, Korea
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      Company's telephone number: 82-2-2103-3300 Fax No.: 82-2-2103-3333
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                                 [GRAPHIC  OMITTED]

                    (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

SIGNATURES
Pursuant  to  the  requirements  of  the   Securities  Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 23, 2004                                       MERIDIAN CO., LTD.



                                              By:  /s/ Name: Myoung, Hyeon-Seong
                                                                Title: President

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Exhibit Index

1. Press Release


Exhibit 1.

Meridian Sells European Territories for $5,000,000.00

SEOUL, Korea -- (BUSINESS WIRE)-Nov 17th, 2004--Meridian Co., Ltd. ("Meridian") (OTCBB: MRDAF - News), is pleased to announce that it has entered into a exclusive license agreement via European Launch Pad SA, a Swiss based Company specializing in cross Atlantic licensing transfer of technologies, products and services (the "Agreement"). The Agreement is for the exclusive sales and distribution of the Meridian product range throughout all European territories including Non EU countries. Meridian Europe Ltd., has agreed to pay to Meridian, $5,000,000.00 USD for the license.

Speaking from Geneva, Edward Fitzpatrick, CEO of ELP, stated, "We have been in negotiations for some time with Meridian and are very pleased that we have finally agreed to the terms. We firmly believe that the product range Meridian has developed has as substantial a market in Europe as it does in North America "

Commenting further on the signed Agreement, Myeong, Hyeong-seong (President, CEO and Director of Meridian) stated "the Company is very excited to have entered into a licensing agreement with a group as respected as European Launch Pad and looks forward to a strong and rewarding relationship adding to sales and revenues for the Company and its continued growth and success." European Launch Pad SA has already formed the license holding company which is being launched under the name Meridian Europe. You can see ELP at http://www.europeanlaunchpad.com.

About Meridian

Meridian is an established leader in the research/development, manufacturing, and sales of integrative medical diagnostic equipment. The company sells its products and equipment to a wide array of customers in the global health care industry. The company presently holds a total of 18 worldwide patents on its technology, and has received FDA, as well as other international regulatory approvals for many of its products.
One of the Company's main products, the "DPA", accurately measures the elasticity of small and large arteries and provides health care practitioners with critical information regarding arterial aging. This FDA approved device is inexpensive, non-invasive, and can provide results in minutes. The Company feels that use of the "DPA" can help caregivers reduce cardiovascular disease in their patient populations through early detection and prevention, and ultimately assist to decrease the associated financial costs placed on the health care industry. Cardiovascular disease is the #1 killer in the United States with an estimated economic cost of approximately $298 billion.
Meridian is committed to the ongoing global research and advancement of integrative medical products that contribute to the better health of humanity. Website (Korean): www.meridian.co.kr - Website (North America): www.meridianmedical.ca

About European Launch Pad SA

European Launch Pad SA is an established program offering a dynamic service to overseas companies with proprietary technologies and/or competitive products and services seeking to expand into European territories. Clients benefit from a cost effective route to market with potentially explosive results, an increase in market reach, brand awareness and profits as well as a promotional tool for the company's existing overseas operations.

For product information please contact:
Debbie Williams
Meridian Medical Inc.
1-877-738-8119 or info@meridianmedical.ca

Statements in this news release that are not historical facts, including statements about plans and expectations regarding products and opportunities, demand and acceptance of new or existing products, capital resources and future financial results are forward-looking. Forward-looking statements involve risks and uncertainties which may cause the Company's actual results in future periods to differ materially from those expressed. These uncertainties and risks include changing consumer preferences, lack of success of new products, loss of the Company's customers, competition and other factors discussed from time to time in the Company's filings with the Securities & Exchange Commission. No securities regulatory authority has approved or disapproved of this news release.

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End of Filing